FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 8, 2015

MATERIAL FACT

Banco Santander, S.A. announces that the Comisión Nacional del Mercado de Valores (Spanish National Securities Markets Commission) has resolved to lift the suspension previously imposed on trading of its securities, effective from 08:30 am (Madrid time) of tomorrow 9 January 2015.

Boadilla del Monte (Madrid), 8 January 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	January 8, 2015	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer